March 4, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mr. Lyn Shenk, Branch Chief

Re:    The Scotts Miracle-Gro Company
Form 10-K
Filed November 20, 2013
File No. 001-11593
Dear Mr. Shenk:
Set forth below is the response of The Scotts Miracle-Gro Company (the “Company”) to the comment received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2014, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “Form 10-K”) filed on November 20, 2013. For your convenience, our response is preceded by the staff’s comment to which the response relates.
Legal Proceedings, page 13

1.	Comment:
Please confirm that in future filings you will disclose the amount of relief sought in all material pending legal proceedings. Please refer to Item 103 of Regulation S-K. We note that you have been named as a defendant in a number of cases alleging injuries from exposure to asbestos-containing products. We also note the matter In re Morning Song Bird Food Litigation.
Response:
In future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014, we will ensure that the disclosure required by Item 103 (Legal Proceedings) with respect to material pending legal proceedings includes the amount of relief sought if a quantified amount is specified and not merely, for example, an assertion of the jurisdictional minimum. We will disclose the types of relief sought when there is a less-specific amount sought or a particular amount sought cannot be reliably ascertained. Where there are multiple cases or matters that present largely the same legal and factual issues and it would be impractical to provide information responsive to Item 103 separately for each case, we will evaluate the cases as a group to determine whether there is a quantified amount sought that can be disclosed. Whether or not there is a quantified amount sought for such groups of cases, we will disclose the range of types of relief sought.

Mr. Lyn Shenk, Branch Chief
U.S. Securities and Exchange Commission

With respect to the cases disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, we contemplate that our future disclosure would be consistent with the foregoing, subject to further developments in the cases that would allow us to disclose specified amounts sought by the plaintiffs.
* * * *
The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 937-578-5970.

Sincerely,
/s/ IVAN C. SMITH
Ivan C. Smith Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer